UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 20, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Item

1.	Free English translation of letter from Superintendency of Securities and Insurance to Distribución y Servicio D&S S.A., dated April 15, 2005.

2.	Free English translation of letter from Distribución y Servicio D&S S.A. to Superintendency of Securities and Insurance dated April 19, 2005.

Letter:	03735, April 15, 2005
Ref.:
Matter:	PARTIAL REVIEW OF FINANCIAL STATEMENTS OF DISTRIBUCION Y SERVICIO D&S S.A. AS OF DECEMBER 31, 2004

FROM:	SECURITIES AND INSURANCE COMMISSION
TO:	DISTRIBUCIÓN Y SERVICIO D&S S.A. GENERAL MANAGER

     This Commission, in the exercise of its statutory oversight authority, has conducted a partial review of the financial information as of December 31, 2004 and, considering your reply to Letter No. 03667 of April 13, 2005, we hereby advise as follows:

     Your reply to the Letter states that “starting in the second quarter of 2004, the estimation for the doubtful accounts portfolio allowance was revised. The new estimate was made on the basis of a model that uses ageing brackets, to which default risk percentages were applied....”

     Considering the above, this Commission has felt it necessary to require your principal an explanation as to why it changed the estimation of doubtful accounts and why the effects of this change were not included in a note to the financial statements of that company. Your reply must also be accompanied by an opinion of your external auditors regarding this issue, to include the materiality levels determined by said auditors.

     This information must be submitted to this Commission within 2 business days from the receipt of this letter, and your reply is to make express reference to the number and date of this letter.

/signed/
LUCIA CANALES LARDIEZ
ACTING SECURITIES COMMISSIONER
BY ORDER OF THE HIGH COMMISSIONER

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Securities Register Entry No. 0593

Santiago, April 19, 2005.

To
Lucía Canales L.
Acting Securities Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O’Higgins 1449

Ref.:	Reply to Letter No. 03735 re. the Partial Review of Financial Statements as of December 31, 2004.

Dear Commissioner:

     I refer to the above-mentioned letter sent by the Commission to Distribución y Servicio D&S S.A. (“D&S”) dated April 15, 2005, whereby D&S was asked “why it changed the estimation of doubtful accounts and why the effects of this change were not included in a note to the financial statements of that company.” In this regard, I advise as follows:

1.	The change to the estimation of doubtful accounts mentioned in the above-referenced letter and its effects were not included in a note to the financial statements of D&S because the change in the estimation method and its effects are immaterial. On making this decision, D&S took into account the indications found in Technical Bulletin No. 15 of the Chilean Accountants’ Association, specifically in its paragraph 18, which states that “the effect of a change in accounting estimates made in the ordinary course of business, such as the case of doubtful accounts allowances and provisions for inventory obsolescence need not be disclosed in the financial statements unless its effect is material.”

2.	The decision to consider those changes and their effects as immaterial was made because, even though this new estimate determined a doubtful accounts allowance of MM$13,170 as of December 31, 2004, i.e. MM$3,739 higher than if had been calculated using the model in effect on December 31, 2003, it would be incorrect to compare this effect with the financial results obtained in 2004. This is so because these results do not reflect D&S’s real capacity to generate results, as the company made significant investments that year, both in its “low prices every day” positioning, as well as investments in new sales outlets and the purchase of Carrefour stores, in addition to creating and expanding in new lines of business, especially the

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Financial Services Division. For reference purposes only, we should note that D&S’s average results in recent years and forecasted figures are much higher than those yielded in 2004. Accordingly, this greater effect was compared with those results in determining whether it was sufficiently material to be disclosed in notes to the financial statements.

As required in your letter, attached please find the opinion of our external auditors on this matter.

Sincerely,

Rodrigo Cruz Matta
General Manager
Distribución y Servicio D&S S.A.

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DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 20, 2005